TATA

16th May 2002
BJ/SH-L2/[illegible]

RECEIVED MAY 2 1 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 165

SUPPL

02034349

The Stock Exchange
Corporate Relationship Departm
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Declaration of Interim Dividend - Press Release

Further to our letter no.BJ/SH-L2/981 dated 16th May 2002, we are forwarding herewith for your record a copy of the Press Release issued by the Company.

Yours faithfully,
For & on behalf of
The Tata Power Co. Ltd.
by its Constituted Attorney

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA

PRESS RELEASE

THE TATA POWER COMPANY LIMITED

Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001

The Board of Directors of The Tata Power Company Limited, at its meeting held on Thursday, 16th May 2002, has declared an Interim Dividend of 50% (Rs.5/- per Equity Share) on 19,81,28,172 Equity Shares of Rs.10/- each for the Financial Year 2001-2002. The Record Date for payment of this Interim Dividend has been fixed as 31st May 2002.

MUMBAI: 16th May 2002.

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5359